Gerald Brant 212.872.1059/fax: 212.872.1002 gbrant@akingump.com

June 25, 2013

VIA EDGAR ONLY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Preliminary Consent Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Glenview Capital Partners, L.P., Glenview Capital Master Fund, Ltd., Glenview Institutional Partners, L.P., Glenview Offshore Opportunity Master Fund, Ltd., Glenview Capital Opportunity Fund, L.P., Glenview Capital Management, LLC and Larry Robbins, we have filed under the Securities Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations under the Exchange Act, a Preliminary Consent Statement pursuant to Section 14(a) of the Exchange Act relating to a solicitation of written consents from stockholders of Health Management Associates, Inc.

Should you have any questions regarding the foregoing, please contact Patrick Dooley at 212.872.1080.

Sincerely,

/s/ Gerald Brant
Gerald Brant

cc:	Mark Horowitz

c/o Glenview Capital Management, LLC

767 Fifth Avenue, 44th Floor

New York, NY 10153